UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Upwork Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91688F104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91688F104	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS SG GROWTH PARTNERS I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 801,822*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 801,822*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%**
12.	TYPE OF REPORTING PERSON PN

*

Consists of 801,822 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), held of record by SG Growth Partners I, LP. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**

All percentage calculations set forth herein are based upon 112,020,087 shares of Common Stock of the Issuer outstanding as of October 31, 2019 as reported by the Issuer on Form 10-Q for the period ended September 30, 2019 and filed with the Securities and Exchange Commission on November 6, 2019.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the shares of Common Stock of the Issuer.

CUSIP No. 91688F104	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS SGGP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 801,822*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 801,822*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%**
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*

Consists of 801,822 shares of Common Stock held of record by SG Growth Partners I, LP. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**

All percentage calculations set forth herein are based upon 112,020,087 shares of Common Stock of the Issuer outstanding as of October 31, 2019 as reported by the Issuer on Form 10-Q for the period ended September 30, 2019 and filed with the Securities and Exchange Commission on November 6, 2019.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the shares of Common Stock of the Issuer.

CUSIP No. 91688F104	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS DANIEL C. MARRIOTT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 976,578*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 976,578*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%**
12.	TYPE OF REPORTING PERSON IN

*

Consists of (i) 801,822 shares of Common Stock held of record by SG Growth Partners I, LP, (ii) 20,564 shares of Common Stock subject to RSUs issued to Daniel C. Marriott and (iii) 154,192 shares of Common Stock received by Daniel C. Marriott via pro rata distributions. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**

All percentage calculations set forth herein are based upon 112,020,087 shares of Common Stock of the Issuer outstanding as of October 31, 2019 as reported by the Issuer on Form 10-Q for the period ended September 30, 2019 and filed with the Securities and Exchange Commission on November 6, 2019.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the shares of Common Stock of the Issuer.

CUSIP No. 91688F104	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS KENNETH A. FOX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 801,822*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 801,822*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%**
12.	TYPE OF REPORTING PERSON IN

*

Consists of 801,822 shares of Common Stock held of record by SG Growth Partners I, LP. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**

All percentage calculations set forth herein are based upon 112,020,087 shares of Common Stock of the Issuer outstanding as of October 31, 2019 as reported by the Issuer on Form 10-Q for the period ended September 30, 2019 and filed with the Securities and Exchange Commission on November 6, 2019.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the shares of Common Stock of the Issuer.

CUSIP No. 91688F104	13G	Page 6 of 9 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Upwork Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

441 Logue Avenue

Mountain View, California 94043

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:

(i) SG Growth Partners I, L.P.

(ii) SGGP I, LLC

(iii) Daniel C. Marriott

(iv) Kenneth A. Fox

SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Item 2(b).	Address of Principal Business Office:

The address for each Reporting Person is:

402 West 13th Street, 4th Floor

New York, New York, 10014

Item 2(c).	Citizenship:

(i) SG Growth Partners I, L.P. is a Delaware limited partnership.

(ii) SGGP I, LLC is a Delaware limited liability company.

(iii) Daniel C. Marriott is a citizen of the United States.

(iv) Kenneth A Fox is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e)	CUSIP Number:

91688F104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

CUSIP No. 91688F104	13G	Page 7 of 9 Pages

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. This Amendment No. 1 – Exit Filing is being filed as an exit filing and amends the Schedule 13G originally filed by the Reporting Persons with the Securities Exchange Commission on February 14, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

SG GROWTH PARTNERS I, LP

By: SGGP I, LLC, its general partner

By:	/s/ Kenneth A. Fox
Name: Kenneth A. Fox
Title: Managing Partner

SGGP I, LLC

By:	/s/ Wayne Marino
Name: Wayne Marino
Title: Authorized Signatory

By:	/s/ Daniel C. Marriott
Name: Daniel C. Marriott

By:	/s/ Kenneth A. Fox
Name: Kenneth A. Fox

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Joint Filing Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: February 14, 2020

SG GROWTH PARTNERS I, LP

By: SGGP I, LLC, its general partner

By:	/s/ Kenneth A. Fox
Name: Kenneth A. Fox
Title: Managing Partner

SGGP I, LLC

By:	/s/ Wayne Marino
Name: Wayne Marino
Title: Authorized Signatory

By:	/s/ Daniel C. Marriott
Name: Daniel C. Marriott

By:	/s/ Kenneth A. Fox
Name: Kenneth A. Fox